EXHIBIT 107

Calculation of Filing Fee Table

424(b)(7)

(Form Type)

American Superconductor Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to be Paid	—	—	—	—	—	—	—	—

Fees Previously Paid	Equity	Common Stock $0.01 par value	457(c)	1,297,600(1)	$18.23(2)	$23,655,248.00	0.00014760	$3,491.51

Carry Forward Securities

Carry Forward Securities	—	—	—	—	—	—	—	—

Total Offering Amount						$23,655,248.00	—	$3,491.51

Total Fees Previously Paid						—	—	—

Total Fee Offsets						—	—	—

Net Fee Due						—	—	$3,491.51

(1)

Consists of 1,297,600 shares of Common Stock issued to selling stockholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of Common Stock being registered hereunder include such indeterminate number of shares of Common Stock as may be issuable with respect to the shares of Common Stock being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act, on the basis of the average of the high and low prices for a share of the registrant’s common stock as reported on the Nasdaq Capital Market on August 7, 2024, which date is a date within five business days prior to the filing of this registration statement.